Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-54783, 33-54789, 33-61471, 33-61473, 33-119149 and 33-126616 on Form S-8, of our report dated April 12, 2007, relating to the fiscal 2006 and 2005 financial statements and financial statement schedule of Gottschalks Inc., which report expresses an unqualified opinion and includes an emphasis paragraph regarding the adoption of Financial Accounting Standards Board Statement No. 123(R), *Share-Based Payment*, appearing in the Annual Report on Form 10-K of Gottschalks Inc for the year ended February 3, 2007.

/s/ Deloitte & Touche LLP
San Francisco, California
April 9, 2008